On December 12, 2012, the Board of Directors approved a resolution to reorganize Calvert VP SRI Strategic Portfolio, a series of Calvert Variable Series, Inc. ("Acquired Portfolio"), into Calvert VP S&P 500 Index Portfolio, a series of Calvert Variable Products, Inc. ("Acquiring Portfolio"). The reorganization involved a transfer of all of the assets of the Acquired Portfolio for shares of the Acquiring Portfolio and the assumption of the liabilities of the Acquired Portfolio.  Shareholders of Calvert VP SRI Strategic Portfolio voted to approve the reorganization on February 11, 2013, and the merger took place at the close of business on April 30, 2013.